UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                       American Real Estate Partners, L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /x/
                                                                          (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      31,515,044

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                      31,515,044

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  31,515,044

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  68.4%

14       TYPE OF REPORTING PERSON*
                  PN





                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Beckton Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
              AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                      31,515,044

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                      31,515,044

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      31,515,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/ Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      68.4%

14       TYPE OF REPORTING PERSON*
                      CO






                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /x/
                                                                      (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                      31,515,044

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                      31,515,044

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  31,515,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/ Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  68.4%

14       TYPE OF REPORTING PERSON*
                  IN




                         SCHEDULE 13D - Amendment No. 19


     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15 dated September 18, 1996, Amendment No. 16, dated January 2, 1997, Amendment No. 17, dated July 23, 1997 and Amendment No. 18, dated September 25, 1997 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on Schedule 13D.


Item 2.  Identity and Background

              Item 2 is hereby amended as to the following:

     Beckton Corp. ("Beckton") is a newly-formed Delaware corporation which is wholly-owned by Carl C. Icahn. Beckton became the parent of American Property Investors, Inc. ("API") when Mr. Icahn contributed all of the shares of common stock of API to Beckton in consideration for additional shares of common stock of Beckton. On November 16, 1998, API distributed its general partnership interest in High Coast Limited Partnership (the "Distribution") to its parent Beckton. As a result of the Distribution, API is no longer a member of the group of filing persons required to file this schedule. Beckton, as the general partner of High Coast Limited Partnership ("High Coast"), is primarily engaged in the business of conducting the business of High Coast. The principal address and the address of the principal office of Beckton is 100 South Bedford Road, Mt. Kisco, New York 10549. The name, present principal occupation or employment and business address of each director and executive officer of Beckton is set forth on Schedule A attached hereto.

     Neither High Coast, Beckton or Mr. Icahn nor any director or executive officer of Beckton has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 4.  Purpose of Transaction

              Item 4 is hereby amended to add the following:

     On November 16, 1998, Carl C. Icahn issued a press release stating that he intends to initiate a tender offer (the "Offer") for up to 10 million depositary units representing limited partner interests of the Issuer (the "Units") at a purchase price of $10.50 per Unit, net to the seller in cash. The bidder will be a newly formed entity controlled by Mr. Icahn. The purpose of the Offer is to enable Mr. Icahn to increase his interest in the Issuer. A copy of the press release is attached as Exhibit 1 hereto.


Item 5.  Interest in Securities of the Issuer

              Item 5 is hereby amended to add the following:

     Beckton may be deemed to indirectly beneficially own the Units which High Coast beneficially owns. Beckton disclaims beneficial ownership of the Units for all other purposes.

     Registrants may be deemed to beneficially own the Units held of record by API Nominee Corp. but Registrants disclaim beneficial ownership of all such Units.


Item 7.  Material to Be Filed as Exhibits



Exhibit 1. Press Release, dated November 16, 1998.

Exhibit 2.    Joint Filing Agreement, dated November 17, 1998.




                                   SCHEDULE A

Carl C. Icahn. Mr. Icahn is the Chairman of the Board and sole director of Beckton Corp. Mr. Icahn has been Chairman of the Board of Directors of American Property Investors, Inc. since November 15, 1990. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mt. Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company, Inc. since 1968. Icahn & Company, Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Company, Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and a member of the Office of the Chairman of Trans World Airlines ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993; and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities. Mr. Icahn's business address is c/o Icahn & Co., Inc., One Wall Street Court, New York, New York 10005.

Edward E. Mattner. Mr. Mattner is the President, Treasurer and Secretary of Beckton Corp. Mr. Mattner is a securities trader for various affiliates of Mr. Icahn. Mr. Mattner has served in this capacity since May 1976. Mr. Mattner's business address is c/o Icahn & Co., Inc., One Wall Street Court, New York, New York 1000



                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: November 17, 1998

                                        HIGH COAST LIMITED PARTNERSHIP

                                        By: Beckton Corp.
                                        Its: General Partner


                                        By:     /s/ Edward E. Mattner
                                                Name: Edward E. Mattner
                                                Title: President, Treasurer and
                                                       Secretary



                                        BECKTON CORP.


                                        By:     /s/ Edward E. Mattner
                                                Name: Edward E. Mattner
                                                Title: President, Treasurer and
                                                       Secretary



                                        CARL C. ICAHN


                                                /s/ Carl C. Icahn
                                                Carl C. Icahn



                                        AMERICAN PROPERTY INVESTORS, INC.


                                        By:      /s/ Gail Golden
                                                Name: Gail Golden
                                                Title:  Assistant Secretary













                 [Signature Page for AREP 13D Amendment No. 19]